Hibernia Homestead Bancorp, Inc.
325 Carondelet Street
New Orleans, Louisiana 70130
(504) 522-3203

November 6, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Hibernia Homestead Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-151656

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Hibernia Homestead Bancorp, Inc. (the “Company”) hereby requests that the above captioned registration statement be declared effective at 5:00 pm, Eastern time on Wednesday, November 12, 2008, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

HIBERNIA HOMESTEAD BANCORP, INC.

By:       /s/ A. Peyton Bush, III
A. Peyton Bush, III
President and Chief Executive Officer

 CORRESP

November 6, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

RE:       Hibernia Homestead Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File Number 333-151656

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Hibernia Homestead Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Wednesday, November 12, 2008 at 5:00 pm (Eastern time) or as soon thereafter as practicable.

        Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By:	Sandler O'Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper
Authorized Signatory

cc:           David Lyon, U.S. Securities and Exchange Commission